UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2012

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2012	3

Notes to Financial Statements	4-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2012	12-33
Schedule H, line 4j - Schedule of Reportable Transactions
for the year ended December 31, 2012	34

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the FirstEnergy Corp. Savings Plan as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplement schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 21, 2013

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2012	2011
Assets
Investments, at fair value	$3,260,536,717	$2,362,031,310

Receivables:
Accrued interest and dividends	1,900,842	1,847,661
Employer contributions	—	162,860
Participant contributions	—	458,792
Notes receivable from participants	56,171,733	43,564,592
Due from brokers	188,299	91,687
Total receivables	58,260,874	46,125,592
Total assets	3,318,797,591	2,408,156,902

Liabilities
Administrative expenses payable	1,885,046	1,051,033
Due to brokers	6,877	9,199
Total liabilities	1,891,923	1,060,232

Net assets reflecting investments at fair value	3,316,905,668	2,407,096,670

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(20,402,452)	(18,698,745)
Net assets available for benefits	$3,296,503,216	$2,388,397,925

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31,
2012

Additions:
Contributions
Employer	$37,991,312
Participant	129,107,334
Total contributions	167,098,646

Investment Income:
Interest and dividends	81,413,689
Net appreciation in fair value of investments	139,855,041
Total investment income	221,268,730

Interest income on notes receivable from participants	2,450,842

Deductions:
Distributions to participants	(238,302,695)
Administrative expenses	(3,413,895)
Total deductions	(241,716,590)

Transfer of net asset into the Plan (Note 1)	759,003,663

Increase in net assets available for benefits	908,105,291

Net assets available for benefits, beginning of year	2,388,397,925

Net assets available for benefits, end of year	$3,296,503,216

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Merger
On February 25, 2011, the merger between FirstEnergy Corp. (FirstEnergy) and Allegheny Energy, Inc. (Allegheny) closed. Subsequent to the merger date, FirstEnergy became the sponsor and Plan Administrator of the Allegheny Energy Employee Stock Ownership and Savings Plan (AYE Plan). The AYE Plan was merged with the Plan and the net assets and benefit obligations of the AYE Plan were transferred into the Plan. Net assets of the AYE Plan in the amount of $759,003,663 were transferred into the Plan on April 5, 2012 and each eligible participant in the AYE Plan became eligible to participate in the Plan.

Administration
FirstEnergy is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts is maintained by ING.

Participation
Generally, all full-time and part-time employees of FirstEnergy and its subsidiaries not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until a contribution rate of 6% is attained. Effective January 1, 2013, the 1% increase each April will be until the contribution rate reaches the amount that will be subject to matching contributions. Certain GPU union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions
Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA 180 and IBEW 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. Effective January 1, 2013, the matching contribution for all employees except IBEW Local 777 and UWUA Local 180 will be 50% on the first 4% of compensation contributed by an employee. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

common stock as of the end of each pay period. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments
Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the NYSE, ASE or NASDAQ and a wide range of mutual funds.

Notes Receivable from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2012 was 4.25% to 11.50%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits
Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date but not beyond age 70-1/2 or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events
FirstEnergy has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.	Recent Accounting Pronouncements

New accounting pronouncements not yet effective are not expected to have a material effect on the financial statements.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s interest and dividend income and appreciation (depreciation) of investments (including gains and losses on investments purchased, sold and held during the year) for the year ended December 31, 2012 were as follows:

Interest and dividend income	$81,413,689

Net appreciation (depreciation) in fair value of investments:
Balanced funds	38,938,172
Bond funds	6,556,042
Domestic stocks	94,283,637
FirstEnergy common stock	(34,040,861)
International stocks	28,731,504
Other Investments	(202,059)
Self managed brokerage accounts	5,588,606
Net appreciation	139,855,041
Total investment income	$221,268,730

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following presents the fair value of investments that represented 5% or more of the Plan’s net assets as of December 31:

	2012	2011

FirstEnergy Common Stock
12,047,412 and 9,737,352 shares, respectively	$503,099,945	$431,364,715
Capital Preservation Fund
691,386,909 and 595,549,787 units, respectively	$711,779,607	$614,244,798
SSgA S&P 500 Index Fund
1,109,710 and 977,130 shares, respectively	$342,746,971	$259,638,745
American Funds EuroPacific Growth Fund
4,219,328 and 3,978,752 shares, respectively	$173,540,951	$139,614,406
PIMCO Total Return Fund Institutional Class
25,897,848 and 16,129,443 shares, respectively	$291,091,823	$175,327,040
Russell 1000 Growth Fund
17,189,382 and 7,075,772 shares, respectively	$258,363,632	$92,182,618

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– quoted prices for identical or similar instruments in markets that are not active; and
– model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2012 and 2011.

There were no changes in valuation methodologies for assets measured at fair value during 2012.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$153,746,385	$—	$153,746,385
Guaranteed investment contracts	—	558,033,222	—	558,033,222
Total Capital Preservation Fund	—	711,779,607	—	711,779,607

Cash and Cash Equivalents	—	3,969,875	—	3,969,875

Common Collective Trusts
Balanced funds	—	401,198,623	—	401,198,623
Cash and cash equivalents	—	22,802	—	22,802
Domestic stocks	—	640,508,145	—	640,508,145
Total Common Collective Trusts	—	1,041,729,570	—	1,041,729,570

FirstEnergy Common Stock	503,099,945	—	—	503,099,945

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	—	624,456	—	624,456
Domestic stocks	90,495,238	—	—	90,495,238
Other	—	1,119,910	—	1,119,910
Total MidCap Value Index Fund	90,495,238	1,744,366	—	92,239,604

Registered Investment Companies
Balanced funds	77,162,868	—	—	77,162,868
Bond funds	307,893,965	—	—	307,893,965
Domestic stocks	250,881,429	—	—	250,881,429
International stocks	207,843,800	—	—	207,843,800
Global stocks	1,426,257	—	—	1,426,257
Total Registered Investment Companies	845,208,319	—	—	845,208,319

Self Managed Brokerage Accounts[1]	—	62,509,797	—	62,509,797

Total investments at fair value	$1,438,803,502	$1,821,733,215	$—	$3,260,536,717

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$71,111,887	$—	$71,111,887
Guaranteed investment contracts	—	543,132,911	—	543,132,911
Total Capital Preservation Fund	—	614,244,798	—	614,244,798

Cash and Cash Equivalents	—	5,049,992	—	5,049,992

Common Collective Trusts
Balanced funds	—	223,881,757	—	223,881,757
Cash and cash equivalents	—	(370,734)	—	(370,734)
Domestic stocks	—	386,118,641	—	386,118,641
Total Common Collective Trusts	—	609,629,664	—	609,629,664

FirstEnergy Common Stock	431,364,715	—	—	431,364,715

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	—	888,261	—	888,261
Domestic stocks	70,469,750	—	—	70,469,750
Other	—	1,315,950	—	1,315,950
Total MidCap Value Index Fund	70,469,750	2,204,211	—	72,673,961

Registered Investment Companies
Balanced funds	66,172,685	—	—	66,172,685
Bond funds	175,327,040	—	—	175,327,040
Domestic stocks	171,011,239	—	—	171,011,239
International stocks	158,311,023	—	—	158,311,023
Total Registered Investment Companies	570,821,987	—	—	570,821,987

Self Managed Brokerage Accounts[1]	—	58,246,193	—	58,246,193

Total investments at fair value	$1,072,656,452	$1,289,374,858	$—	$2,362,031,310

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

6.	Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary.

The fair value of the traditional GICs included in the Capital Preservation Fund is calculated under the discounted cash flow method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 0.74% and 1.20% during the years ended December 31, 2012 and 2011, respectively. The crediting interest rates as of December 31, 2012 and 2011 were 1.89% and 2.41%, respectively. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have no minimum credit rating.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. An application was submitted to the IRS for a revised favorable determination letter and the IRS acknowledged receipt of the application on November 16, 2010. The IRS has neither approved nor denied the application for a revised determination letter.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. The Plan is currently under audit by the IRS for the 2006 Plan year. The IRS has requested an audit extension for the current open Plan years 2005, 2006, 2007 and 2008 with respect to excise taxes and has requested an extension for the current open Plan year of 2008 with respect to income taxes. The Plan Administrator believes that no material adverse adjustments will be required as a result of the audit.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2005.

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on a regular basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2012 and 2011, and for the year ended December 31, 2012:

	2012	2011

Net assets available for benefits per the financial statements	$3,296,503,216	$2,388,397,925
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	20,402,452	18,698,745
Net assets available for benefits per Form 5500	$3,316,905,668	$2,407,096,670

Total investment income and interest income
per the financial statements	$223,910,219
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	1,703,707
Investment income per Form 5500	$225,613,926

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	State Street STIF	Money Market Fund	**	$3,992,677
*	FirstEnergy Common Stock Fund	FirstEnergy Common Stock	**	503,099,945
*	SSgA S&P 500 Index Fund	S&P 500 Stocks	**	342,724,169
	Fidelity Puritan Fund	Balanced Fund	**	77,162,868
	Selected American Shares D Fund	Large Cap Value Stocks	**	65,506,529
	Artisan Mid Cap Investor Fund	Mid Cap Growth Stocks	**	80,638,085
	DFA U.S. Small Cap Value Portfolio	Small Cap Value Stocks	**	104,736,816
	BlackRock Russell 2000 Growth Fund F	Small Cap Value Stocks	**	39,420,344
	PIMCO Real Return Fund Institutional Class	Bonds	**	16,802,142
	PIMCO Total Return Fund Institutional Class	Bonds	**	291,091,823
	American Funds EuroPacific Growth Fund	International Stocks	**	173,540,951
	BlackRock LifePath Index Retirement Fund J	Blend of Stocks, Fixed Income	**	56,469,269
	BlackRock LifePath Index 2015 Fund J	Blend of Stocks, Fixed Income	**	65,113,746
	BlackRock LifePath Index 2020 Fund J	Blend of Stocks, Fixed Income	**	93,140,493
	BlackRock LifePath Index 2025 Fund J	Blend of Stocks, Fixed Income	**	71,200,569
	BlackRock LifePath Index 2030 Fund J	Blend of Stocks, Fixed Income	**	50,282,882
	BlackRock LifePath Index 2035 Fund J	Blend of Stocks, Fixed Income	**	23,659,140
	BlackRock LifePath Index 2040 Fund J	Blend of Stocks, Fixed Income	**	12,997,821
	BlackRock LifePath Index 2045 Fund J	Blend of Stocks, Fixed Income	**	11,909,095
	BlackRock LifePath Index 2050 Fund J	Blend of Stocks, Fixed Income	**	12,730,918
	BlackRock LifePath Index 2055 Fund J	Blend of Stocks, Fixed Income	**	3,694,689
	Dodge & Cox International Fund	International Stocks	**	34,302,849
	JP Morgan Global Opportunities Fund	Global Stocks	**	1,426,257
	BlackRock Russell 1000 Growth Fund T	Large Cap Growth	**	258,363,632
	Self Managed Brokerage Accounts	Equities, Fixed Income	**	62,509,797
*	Capital Preservation Fund
	State Street STIF	Money Market Fund	**	153,746,385
	PIMCO Intermediate
	Abbey Nat'l Treasury Serv BK GTD FRN	Cash Equivalent - 1.89%, 2014	**	1,299,608
	Achmea Hypotheekbank NV Gov GTD 144A	Corporate Bond - 3.20%, 2014	**	423,678
	AIG Inc	Corporate Bond - 3.65%, 2014	**	310,670
	Altria Group Inc Co GTD	Corporate Bond - 9.25%, 2019	**	763,568
	Altria Group Inc Glbl Co GTD	Corporate Bond - 7.75%, 2014	**	545,259
	AMB Property L.P. SR Unsecured	Corporate Bond - 4.00%, 2018	**	1,501,881
	American Express BK FSB BKNT	Corporate Bond - 6.00%, 2017	**	1,460,547
	American Express SR Unsecured	Corporate Bond - 7.25%, 2014	**	1,201,920
	Appalachian Power Co SR NT	Corporate Bond - 5.00%, 2017	**	573,355

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BACM 2004-6 A5 WM13 WC5.3691	Mortgage Bond - 4.81%, 2042	**	$3,205,719
	BACM 2005-3 A2 SEQ	Cash Equivalent - 4.50%, 2043	**	229,927
	Bank of America Corp Glbl SR NT	Corporate Bond - 7.38%, 2014	**	4,786,607
	Barclays Bank PLC Glbl SR NT	Corporate Bond - 5.20%, 2014	**	807,468
	Bear Stearns Co Inc Glbl SR Unsecured	Corporate Bond - 7.25%, 2018	**	888,550
	BP Capital Markets PLC Co GTD	Corporate Bond - 4.50%, 2020	**	426,445
	BP Capital Markets PLC Co GTD	Corporate Bond - 3.13%, 2015	**	695,964
	BP Capital Markets PLC Glbl Co GTD	Corporate Bond - 3.20%, 2016	**	1,179,607
	Caterpillar Glbl SR Unsecured	Cash Equivalent - 0.48%, 2013	**	1,702,396
	Citigroup Inc FRN SR NT	Corporate Bond- 2.31%, 2013	**	2,528,277
	Citigroup Inc Glbl SR Unsecured	Corporate Bond - 6.01%, 2015	**	1,313,478
	Comcast Corp Glbl Co GTD	Corporate Bond - 6.50%, 2017	**	610,980
	Digital Realty Trust LP Glbl Co GTD	Corporate Bond - 4.50%, 2015	**	2,472,284
	EOG Resources Inc SR Unsecured FRN	Corporate Bond - 1.06%, 2014	**	1,310,551
	Fed Home Loan BK BD (5MMM)	Cash Equivalent - 3.63%, 2013	**	1,515,585
	Fed Home Loan BK Glbl BD (3MMM)	Cash Equivalent - 3.63%, 2013	**	1,244,601
	Fed Home Loan Mtg Glbl NT (3.5MMM)	Corporate Bond - 1.25%, 2019	**	3,720,556
	Fed Home Loan Mtg Glbl NT (4MMM)	Corporate Bond - 5.13%, 2017	**	2,550,795
	Fed Home Loan Mtg Glbl NT (4MMM)	Cash Equivalent - 3.75%, 2013	**	2,419,113
	Fed Home Loan Mtg Glbl NT (6MMM)	Cash Equivalent - 4.13%, 2013	**	4,190,419
	Fed Home Loan Mtg Glbl NT (4MMM)	Corporate Bond, 1.00%, 2017	**	11,495,958
	Fed Home Loan Mtg NT (6.5MMM)	Corporate Bond - 5.00%, 2014	**	6,193,539
	Fed Home Loan Mtg NT MTN (2MMM)	Corporate Bond - 5.00%, 2014	**	24,435,134
	FHA 221D4 P4/02 Grey 54 NCP	Cash Equivalent - 7.43%, 2023	**	359
	FHLMC Disc NT	Cash Equivalent - 0.00%, 2013	**	99,985
	FHLMC Disc NT	Cash Equivalent - 0.00%, 2013	**	2,999,172
	FHLMC Disc NT (RB)	Cash Equivalent - 0.00%, 2013	**	3,898,795
	FHLMC Gold15YR #B1-5992	Mortgage Bond - 5.50%, 2019	**	7,971
	FHLMC Gold15YR #G1-3193	Mortgage Bond - 4.50%, 2022	**	37,895
	FHLMC Goldconv #A2-5163	Mortgage Bond - 5.50%, 2034	**	80,725
	FHLMC Goldconv #A8-2426	Mortgage Bond - 5.50%, 2038	**	103,892
	FHLMC Goldconv #A8-2550	Mortgage Bond - 5.50%, 2038	**	107,495
	FHLMC Goldconv #A8-3004	Mortgage Bond - 5.50%, 2038	**	950,052
	FHLMC Goldconv #G0-4840	Mortgage Bond - 5.50%, 2035	**	1,018,828
	FHR 2666 OD PAC WM32 WC5.84	Mortgage Bond - 5.50%, 2023	**	1,944,957
	FHR 2684 PE WM32 WC5.4284	Cash Equivalent - 5.00%, 2033	**	901,316
	FHR 2739 PG PAC WM33 WC5.552	Mortgage Bond - 5.00%, 2034	**	2,525,144

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 2764 UE WM32 WC5.4879	Cash Equivalent - 5.00%, 2032	**	$1,554,189
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 0.66%, 2035	**	799,778
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage Bond - 6.00%, 2026	**	787,203
	FHR 3198 MG WM31 WC6.4301	Cash Equivalent - 6.00%, 2036	**	30,997
	FHR 3203 CF 1 MLIB+52BP	Cash Equivalent - 0.73%, 2036	**	940,338
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 0.51%, 2037	**	434,495
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 0.61%, 2037	**	1,074,687
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 0.79%, 2037	**	851,172
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 0.91%, 2037	**	969,212
	FHR 3360 FC 1MLIB+72	Cash Equivalent - 0.93%, 2037	**	1,275,672
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 0.93%, 2037	**	115,666
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 0.94%, 2040	**	555,348
	FHR 3699 FD 1MLIB+60	Cash Equivalent - 0.81%, 2040	**	1,028,042
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 0.69%, 2040	**	342,821
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 0.81%, 2040	**	2,924,549
	FHR 3747 WF 1MLIB+48	Cash Equivalent - 0.69%, 2040	**	2,823,562
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 0.71%, 2050	**	832,303
	FHR 3977 FB 1ML+52	Cash Equivalent - 0.73%, 2041	**	2,745,848
	FHR 3984 DF 1M LIBOR+55BP	Cash Equivalent - 0.76%, 2042	**	3,157,508
	FINL Futures Maintenance ACCT	Cash Equivalent - 0.00%, 2015	**	1
	FNGT 2002-T6 A1 WM22 WC3.7211	Mortgage Bond - 3.31%, 2032	**	10,764
	FNMA Disc NT	Cash Equivalent - 0.00%, 2013	**	13,290,650
	FNMA Glbl NT (4MMM)	Corporate Bond - 0.50%, 2015	**	2,611,605
	FNMA Glbl NT (5MMM)	Cash Equivalent - 3.88%, 2013	**	257,247
	FNMA Global NT (5MMM)	Cash Equivalent - 4.63%, 2013	**	3,640,040
	FNMA Pass Thru Dwarf #255216	Mortgage Bond - 5.00%, 2019	**	67,079
	FNMA Pass Thru Dwarf #255273	Mortgage Bond - 4.50%, 2019	**	105,928
	FNMA Pass Thru Dwarf #735375	Mortgage Bond - 5.00%, 2020	**	567,150
	FNMA Pass Thru Dwarf #740483	Mortgage Bond - 5.00%, 2018	**	73,048
	FNMA Pass Thru Dwarf #775494	Mortgage Bond - 5.00%, 2019	**	66,343
	FNMA Pass Thru Dwarf #923798	Mortgage Bond - 4.50%, 2020	**	86,425
	FNMA Pass Thru Dwarf #AB3008	Mortgage Bond - 3.50%, 2026	**	31,078
	FNMA Pass Thru Dwarf #AE1369	Mortgage Bond - 3.50%, 2025	**	62,247
	FNMA Pass Thru Dwarf #AE2127	Mortgage Bond - 3.50%, 2026	**	901,117
	FNMA Pass Thru Dwarf #AE7087	Mortgage Bond - 3.50%, 2025	**	30,273
	FNMA Pass Thru Dwarf #AE7103	Mortgage Bond - 3.50%, 2026	**	110,552
	FNMA Pass Thru Dwarf #AE7869	Mortgage Bond - 3.50%, 2025	**	60,252

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA Pass Thru Dwarf #AE8411	Mortgage Bond - 3.50%, 2025	**	$50,104
	FNMA Pass Thru Dwarf #AH0283	Mortgage Bond - 3.50%, 2025	**	52,485
	FNMA Pass Thru Dwarf #AH0356	Mortgage Bond - 3.50%, 2026	**	105,546
	FNMA Pass Thru Dwarf #AH0376	Mortgage Bond - 3.50%, 2025	**	2,352,427
	FNMA Pass Thru Dwarf #AH3862	Mortgage Bond - 3.50%, 2026	**	542,564
	FNMA Pass Thru Dwarf #AH4509	Mortgage Bond - 3.50%, 2026	**	235,269
	FNMA Pass Thru Dwarf #AH4511	Mortgage Bond - 3.50%, 2026	**	361,201
	FNMA Pass Thru Dwarf #AH5801	Mortgage Bond - 3.50%, 2026	**	941,719
	FNMA Pass Thru Dwarf #AH7181	Mortgage Bond - 3.50%, 2026	**	686,601
	FNMA Pass Thru Dwarf #AH9914	Mortgage Bond - 3.50%, 2026	**	70,402
	FNMA Pass Thru Dwarf #AI1045	Mortgage Bond - 3.50%, 2026	**	667,932
	FNMA Pass Thru Dwarf #AL1313	Mortgage Bond - 6.00%, 2025	**	2,985,495
	FNMA Pass Thru Dwarf #MA0515	Mortgage Bond - 3.50%, 2025	**	23,584
	FNMA Pass Thru Mtg #869952	Mortgage Bond - 6.50%, 2036	**	97,635
	FNMA Pass Thru Mtg #870028	Mortgage Bond - 6.50%, 2036	**	35,542
	FNMA Pass Thru Mtg #881602	Mortgage Bond - 6.50%, 2036	**	137,748
	FNMA Pass Thru Mtg #888890	Mortgage Bond - 6.50%, 2037	**	136,734
	FNMA Pass Thru Mtg #902111	Mortgage Bond - 6.50%, 2036	**	129,024
	FNMA Pass Thru Mtg #915626	Mortgage Bond - 6.50%, 2037	**	77,926
	FNMA Pass Thru Mtg #934342	Mortgage Bond - 6.50%, 2038	**	783,070
	FNMA Pass Thru Mtg #944007	Mortgage Bond - 6.50%, 2037	**	561,679
	FNMA Pass Thru Mtg #964090	Mortgage Bond - 6.50%, 2038	**	58,327
	FNMA Pass Thru Mtg #982510	Mortgage Bond - 6.50%, 2038	**	94,017
	FNMA Pass Thru Mtg #983502	Mortgage Bond - 5.50%, 2033	**	182,391
	FNMA Pass Thru Mtg #985846	Mortgage Bond - 6.50%, 2038	**	49,019
	FNMA Pass Thru Mtg #986857	Mortgage Bond - 6.50%, 2038	**	365,686
	FNMA Pass Thru Mtg #988662	Mortgage Bond - 6.50%, 2038	**	523,293
	FNMA Pass Thru Mtg #995113	Mortgage Bond - 5.50%, 2036	**	3,578,193
	FNMA Pass Thru Mtg #AL0212	Mortgage Bond - 5.50%, 2038	**	2,978,217
	FNMA P-T DUS #466319	Mortgage Bond - 3.23%, 2020	**	5,590,444
	FNMA P-T DUS #470989	Mortgage Bond - 2.90%, 2020	**	1,388,843
	FNMA TBA 2.5% Jan 15 YR	Mortgage Bond - 2.50%, 2027	**	15,625
	FNMA TBA 3.0% Jan 30 YR	Mortgage Bond - 3.00%, 2043	**	(2,461)
	FNMA TBA 3.5% Jan 30 YR	Mortgage Bond - 3.50%, 2043	**	3,633
	FNMA TBA 4.5% Jan 30 YR	Mortgage Bond - 4.50%, 2043	**	42,304
	FNMA TBA 5.5% Jan 30 YR	Mortgage Bond - 5.50%, 2043	**	(1)

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2003-64 HJ WM22 WC5.5757	Cash Equivalent - 4.50%, 2022	**	$529,801
	FNR 2005-109 PV WM32 WC6.509500	Mortgage Bond - 6.00%, 2032	**	59,355
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 0.66%, 2035	**	2,785,736
	FNR 2005-29 JB WM33 WC7.0709	Cash Equivalent - 4.50%, 2035	**	29,733
	FNR 2005-68 PC WM34 WC6.55	Cash Equivalent - 5.50%, 2035	**	34,176
	FNR 2006-64 PB WM33 WC5.9418	Cash Equivalent - 5.50%, 2033	**	987,646
	FNR 2006-129 FM 1 MLIB+25	Cash Equivalent - 0.46%, 2037	**	895,846
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 0.89%, 2037	**	2,009,733
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 0.54%, 2037	**	552,659
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 0.52%, 2037	**	211,947
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 0.63%, 2037	**	1,043,819
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 0.56%, 2037	**	457,981
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 0.66%, 2040	**	2,227,501
	FNR 2008-80 ME WM32 WC5.3542	Cash Equivalent - 5.00%, 2032	**	693,686
	FNR 2009-12 FA 1MLIBOR+56BP	Cash Equivalent - 0.77%, 2037	**	1,945,148
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 0.73%, 2040	**	733,210
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 0.71%, 2040	**	801,028
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 0.61%, 2040	**	724,996
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 0.71%, 2040	**	1,197,653
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 0.66%, 2040	**	923,737
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 0.68%, 2040	**	826,310
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 0.76%, 2049	**	2,783,417
	FNR 2011-3 FA 1MLIB+68	Cash Equivalent - 0.89%, 2041	**	2,883,372
	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 0.76%, 2041	**	1,806,236
	FNR 2011-86 NF 1MLIB+55	Cash Equivalent - 0.76%, 2041	**	3,669,690
	FNR 2011-87 FJ 1MLIB+55BP	Cash Equivalent - 0.76%, 2041	**	4,812,469
	GCCFC 2007-GG9 A2 SEQ WM15 WC5.79	Mortgage Bond - 5.38%, 2039	**	551,936
	GNMA II Multiple Single Family #783277M	Mortgage Bond - 6.00%, 2040	**	1,247,990
	GNMA Pass Thru Single Family #782034X	Mortgage Bond - 6.00%, 2036	**	458,132
	GNR 2012-149 GF 1MLIB+30BP	Cash Equivalent - 0.54%, 2042	**	10,194,861
	Goldman Sachs Group Inc Glbl SR NT	Corporate Bond - 7.50%, 2019	**	2,802,506
	Goldman Sachs Group Inc SR NT	Corporate Bond - 5.38%, 2020	**	86,670
	Hewlett Packard Co Glbl FRN	Corporate Bond - 0.59%, 2013	**	1,595,991
	ING Bank NV Govt GTD 144A	Corporate Bond - 3.90%, 2014	**	1,881,676
	INTL Finance Corp Glbl SR Unsecured GMTN	Corporate Bond - 3.00%, 2014	**	1,765,121
	IRS USD P 3ML/1.75 12/19/12 CME	Interest Rate Swap - 1.75%, 2022	**	107,438
	IRS USD P 3ML/2.25 06/20/2012 CME	Interest Rate Swap - 2.25% 2022	**	(18,227)

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JP Morgan Chase & Co Glbl Co GTD	Corporate Bond - 3.45%, 2016	**	$3,205,488
	JP Morgan Chase & Co Glbl SR NT FRN	Cash Equivalent - 1.22%, 2014	**	3,427,307
	JP Morgan Chase & Co SR Unsecured	Corporate Bond - 4.25%, 2020	**	184,540
	JP Morgan Chase Bank NA SUB NT	Corporate Bond - 0.64%, 2016	**	1,362,417
	JPMCC 2005-CB13 A3A1	Mortgage Bond - 5.28%, 2043	**	2,803,211
	JPMCC 2006-CB16 A3B	Cash Equivalent - 5.58%, 2045	**	915,035
	Kinder Morgan ENER Part NT	Corporate Bond - 6.00%, 2017	**	590,723
	Kinder Morgan ENER Part SR Unsecured	Corporate Bond - 3.50%, 2016	**	537,786
	Morgan Stanley NT	Corporate Bond - 5.50%, 2020	**	2,951,428
	NA Development Bank Glbl SR Unsecured	Corporate Bond - 4.38%, 2020	**	5,452,126
	NBC Universal Media LLC Glbl SR Unsecured	Corporate Bond - 5.15%, 2020	**	1,191,618
	NIBC Bank NV Govt LIQ GTD 144A	Corporate Bond - 2.80%, 2014	**	7,694,937
	Novartis Capital Corp Co GTD	Corporate Bond - 4.13%, 2014	**	1,839,766
	Ontario (Province of) Glbl BD	Corporate Bond - 4.10%, 2014	**	1,582,795
	Private EXPT FND Glbl US Gov GTD	Cash Equivalent - 3.55%, 2013	**	304,076
	RABOBANK NEDERLAND Glbl Co GTD	Corporate Bond - 1.85%, 2014	**	1,017,896
	Rogers Communications Co. GTD	Corporate Bond - 6.80%, 2018	**	2,814,228
	SLMA 2005-8 A4 3MLIB+75	Cash Equivalent - 1.07%, 2028	**	223,799
	State Street STIF	Cash Equivalent - 0.00%, 2015	**	563,677
	U S Treasury Bills	Cash Equivalent - 0.00%, 2013	**	5,293,497
	U S Treasury Bills	Cash Equivalent - 0.00%, 2013	**	9,392,433
	U S Treasury Bills	Cash Equivalent - 0.00%, 2013	**	344,858
	U S Treasury Bills	Cash Equivalent - 0.00%, 2013	**	10,090,890
	U S Treasury Bills	Cash Equivalent - 0.00%, 2013	**	899,065
	U S Treasury Bills	Cash Equivalent - 0.00%, 2013	**	331,982
	U S Treasury Inflate Prot BD	US Treasury Bond - 0.13%, 2022	**	11,801,276
	U S Treasury Inflate Prot BD	US Treasury Bond - 0.13%, 2022	**	11,888,885
	U S Treasury Note	Cash Equivalent - 0.25%, 2013	**	35,930,540
	U S Treasury Note	Cash Equivalent - 0.25%, 2013	**	32,932,735
	U S Treasury Note	Cash Equivalent - 0.13%, 2013	**	4,000,164
	U S Treasury Note	Cash Equivalent - 0.38%, 2013	**	3,608,421
	U S Treasury Note	Cash Equivalent - 0.50%, 2013	**	6,019,506
	U S Treasury Note	Cash Equivalent - 0.13%, 2013	**	18,802,482
	U S Treasury Note	US Treasury Bond - 1.00%, 2019	**	18,628,990
	U S Treasury Note	US Treasury Bond - 0.75%, 2017	**	2,108,546
	U S Treasury Note	US Treasury Bond - 0.63%, 2017	**	12,489,371
	U S Treasury Note	US Treasury Bond - 1.00%, 2019	**	20,914,947

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S Treasury Note	US Treasury Bond - 1.63%, 2022	**	$1,195,955
	U S Treasury Note	US Treasury Bond - 0.25%, 2014	**	5,403,965
	U S Treasury Note	US Treasury Bond - 1.75%, 2022	**	51,406,536
	U S Treasury Note	US Treasury Bond - 2.00%, 2022	**	934,229
	U S Treasury Note	US Treasury Bond - 0.88%, 2017	**	5,685,393
	U S Treasury Note	US Treasury Bond - 0.88%, 2016	**	7,300,209
	U S Treasury Repo	Cash Equivalent - 0.25%, 2013	**	2,900,010
	UBS AG Stamford CT Glbl SR Unsecured	Corporate Bond - 2.25%, 2014	**	1,223,325
	UBS AG Stamford CT Glbl SR Unsecured FRN	Cash Equivalent - 1.31%, 2014	**	1,309,816
	UBS AG Stamford CT Glbl SR Unsecured MTN	Corporate Bond - 3.88%, 2015	**	1,279,220
	Verizon Comm NT	Corporate Bond - 6.10%, 2018	**	2,845,979
	Wachovia Corp Glbl Sub NT Fran	Corporate Bond - 0.71%, 2016		1,377,505
	WBCMT 2006-C28 A2 WM15 WC5.987	Cash Equivalent - 5.50%, 2048	**	930,229
	Capital Preservation Fund Total			711,779,607

*	FirstEnergy MidCap Value Index Fund
	Aaron S Inc	Common Stock	**	17,618
	Abercrombie + Fitch Co Cl A	Common Stock	**	149,714
	Activision Blizzard Inc	Common Stock	**	177,386
	Aecom Technology Corp	Common Stock	**	101,412
	Affiliated Managers Group	Common Stock	**	65,335
	AES Corp	Common Stock	**	270,517
	AGCO Corp	Common Stock	**	183,119
	AGL Resources Inc	Common Stock	**	179,905
	Air Lease Corp	Common Stock	**	58,437
	Akamai Technologies Inc	Common Stock	**	20,250
	Ablemarle Corp	Common Stock	**	95,106
	Alcoa Inc	Common Stock	**	359,213
	Alere Inc	Common Stock	**	56,980
	Alexander + Baldwin Inc	Common Stock	**	44,290
	Alexandria Real Estate Equity	Real Estate Inv Trst	**	169,765
	Alleghany Corp	Common Stock	**	223,725
	Allegheny Technologies Inc	Common Stock	**	127,239
	Alliant Energy Corp	Common Stock	**	187,144
	Alliant Techsystems Inc	Common Stock	**	77,202
	Allied World Assurance Co	Common Stock	**	56,184
	Allscripts Healthcare Solutions Inc	Common Stock	**	64,367

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Alpha Natural Resources Inc	Common Stock	**	$85,839
	Amdocs Ltd	Common Stock	**	226,135
	Ameren Corporation	Common Stock	**	293,714
	American Campus Communities REIT	Real Estate Inv Trst	**	165,514
	American Capital Agency Corp REIT	Real Estate Inv Trst	**	384,294
	American Capital Ltd	Common Stock	**	148,536
	American Eagle Outfitters	Common Stock	**	32,365
	American Financial Group Inc	Common Stock	**	123,539
	American National Insurance	Common Stock	**	20,828
	American Water Works Co Inc	Common Stock	**	257,905
	Ameriprise Financial Inc	Common Stock	**	504,422
	Analog Devices Inc	Common Stock	**	445,752
	Annaly Capital Management In	Real Estate Inv Trst	**	531,611
	Aol Inc	Common Stock	**	75,269
	Aon Corp	Common Stock	**	645,405
	Apartment Invt + Mgmt Co A	Real Estate Inv Trst	**	39,751
	Applied Materials Inc	Common Stock	**	537,108
	Aptargroup Inc	Common Stock	**	82,365
	Aqua America Inc	Common Stock	**	123,821
	Arch Capital Group Ltd	Common Stock	**	208,831
	Ares Capital Corp	Common Stock	**	169,050
	Arrow Electronics Inc	Common Stock	**	158,184
	Ashland Inc	Common Stock	**	248,789
	Aspen Insurance Holdings Ltd	Common Stock	**	87,931
	Associated Banc Corp	Common Stock	**	90,646
	Assurant Inc	Common Stock	**	107,084
	Assured Guaranty Ltd	Common Stock	**	94,288
	Atmel Corp	Common Stock	**	104,479
	Atmos Energy Corp	Common Stock	**	124,852
	Atwood Oceanics Inc	Common Stock	**	68,731
	Autonation Inc	Common Stock	**	24,971
	Avago Technologies Ltd	Common Stock	**	17,033
	Avalonbay Communities Inc	Real Estate Inv Trst	**	599,308
	Avery Dennison Corp	Common Stock	**	142,928
	Avnet Inc	Common Stock	**	164,712
	Avon Products Inc	Common Stock	**	56,004

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AVX Corp	Common Stock	**	$19,674
	Axis Capital Holdings Ltd	Common Stock	**	140,500
	Bank Of Hawaii Corp	Common Stock	**	76,955
	BankUnited Inc	Common Stock	**	30,306
	Beam Inc	Common Stock	**	373,443
	Bemis Company	Common Stock	**	136,216
	Best Buy Co Inc	Common Stock	**	125,811
	Bio Rad Laboratories A	Common Stock	**	81,414
	Biomed Realty Trust	Real Estate Inv Trst	**	117,913
	Bok Financial Corporation	Common Stock	**	53,806
	Booz Allen Hamilton Holding	Common Stock	**	12,834
	Boston Properties Inc	Real Estate Inv Trst	**	511,591
	Boston Scientific Corp	Common Stock	**	322,708
	Brandywine Realty Trust	Real Estate Inv Trst	**	65,253
	BRE Properties Inc	Real Estate Inv Trst	**	108,370
	Brocade Communications Sys	Common Stock	**	93,771
	Brookdale Senior Living Inc	Common Stock	**	98,090
	Brown + Brown Inc	Common Stock	**	107,085
	Brown Forman Corp Class B	Common Stock	**	46,552
	Bunge Ltd	Common Stock	**	411,789
	CA Inc	Common Stock	**	289,762
	Cablevision Systems NY Grp	Common Stock	**	106,074
	Cabot Corp	Common Stock	**	96,809
	Calpine Corp	Common Stock	**	289,119
	Camden Property Trust	Real Estate Inv Trst	**	52,181
	Cameron International Corp	Common Stock	**	124,156
	Campbell Soup Co	Common Stock	**	50,346
	Capitalsource Inc	Common Stock	**	67,348
	Capitol Federal Financial In	Common Stock	**	70,315
	Carefusion Corp	Common Stock	**	250,046
	Carlisle Cos Inc	Common Stock	**	131,329
	Carmax Inc	Common Stock	**	276,369
	Carpenter Technology	Common Stock	**	84,054
	CBL & Associates Properties	Real Estate Inv Trst	**	123,654
	CBOE Holdings	Common Stock	**	13,021
	Centerpoint Energy Inc	Common Stock	**	319,069
	CF Industries Holdings Inc	Common Stock	**	402,663

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Charles River Laboratories	Common Stock	**	$25,142
	Cheniere Energy Inc	Common Stock	**	53,899
	Chesapeake Energy Corp	Common Stock	**	427,450
	Chicago Bridge + Iron Ny Shr	Common Stock	**	66,466
	Chicos FAS Inc	Common Stock	**	35,739
	Chimera Investment Corp	Real Estate Inv Trst	**	106,433
	Choice Hotels Intl Inc	Common Stock	**	31,435
	Church & Dwight Co Inc	Common Stock	**	109,658
	Cigna Corp	Common Stock	**	598,912
	Cimarex Energy Co	Common Stock	**	190,220
	Cincinnati Financial Corp	Common Stock	**	225,444
	Cintas Corp	Common Stock	**	97,956
	CIT Group Inc	Common Stock	**	300,812
	City National Corp	Common Stock	**	88,443
	Clear Channel Outdoor Cl A	Common Stock	**	4,774
	Clearwire Corp Class A	Common Stock	**	37,957
	Cliffs Natural Resources Inc	Common Stock	**	211,155
	Clorox Company	Common Stock	**	346,550
	CMS Energy Corp	Common Stock	**	251,407
	CNA Financial Corp	Common Stock	**	28,458
	CNH Global N.V.	Common Stock	**	44,440
	Cobalt International Energy	Common Stock	**	9,382
	Coca Cola Enterprises	Common Stock	**	342,303
	Colfax Corp	Common Stock	**	51,648
	Comerica Inc	Common Stock	**	235,226
	Commerce Bancshares Inc	Common Stock	**	109,187
	Commercial Metals Co	Common Stock	**	66,053
	Commonwealth REIT	Real Estate Inv Trst	**	50,846
	Community Health Systems Inc	Common Stock	**	110,941
	Computer Sciences Corp	Common Stock	**	245,266
	Compuware Corp	Common Stock	**	89,721
	Con Way Inc	Common Stock	**	27,931
	Conagra Foods Inc	Common Stock	**	475,805
	Constellation Brands Inc A	Common Stock	**	206,536
	Consol Energy Inc	Common Stock	**	283,186
	Cooper Cos Inc/The	Common Stock	**	117,912
	Copa Holdings Sa Class A	Common Stock	**	26,951

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Corelogic Inc	Common Stock	**	$99,227
	Corporate Office Properties	Real Estate Inv Trst	**	77,938
	Corrections Corp Of America	Real Estate Inv Trust	**	140,036
	Covance Inc	Common Stock	**	118,082
	Covanta Holding Corp	Common Stock	**	71,580
	Coventry Health Care Inc	Common Stock	**	232,309
	Crane Co	Common Stock	**	86,682
	Cree Inc	Common Stock	**	154,677
	Crown Holdings Inc	Common Stock	**	162,553
	Cullen/Frost Bankers Inc	Common Stock	**	114,130
	Cypress Semiconductor Corp	Common Stock	**	25,452
	Cytec Industries Inc	Common Stock	**	125,064
	DDR Corp Reit	Real Estate Inv Trst	**	145,372
	Dean Foods Co	Common Stock	**	14,347
	Deckers Outdoor Corp	Common Stock	**	21,907
	Delta Air Lines Inc	Common Stock	**	143,722
	Denbury Resources Inc	Common Stock	**	249,496
	DENTSPLY International Inc	Common Stock	**	122,831
	Devry Inc	Common Stock	**	61,793
	Diamond Offshore Drilling	Common Stock	**	182,473
	Diebold Inc	Common Stock	**	68,444
	Dillards Inc A	Common Stock	**	94,744
	Dish Network Corp A	Common Stock	**	62,644
	Dolby Laboratories Inc	Common Stock	**	23,083
	Domtar Corp	Common Stock	**	119,183
	Douglas Emmett Inc	Real Estate Inv Trst	**	128,453
	Dover Corp	Common Stock	**	468,512
	Dr Horton Inc	Common Stock	**	200,985
	DreamWorks Animation SKG A	Common Stock	**	43,198
	DST Systems Inc	Common Stock	**	65,084
	DSW Inc	Common Stock	**	3,876
	DTE Energy Company	Common Stock	**	396,450
	Duke Realty Corp	Real Estate Inv Trst	**	145,829
	Dun & Bradstreet	Common Stock	**	46,089
	E Trade Financial Corp	Common Stock	**	100,822
	East West Bancorp Inc	Common Stock	**	122,643
	Eastman Chemical Co	Common Stock	**	74,175

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Eaton Corp	Common Stock	**	$793,000
	Echostar Corp A	Common Stock	**	37,984
	Edison International	Common Stock	**	572,060
	Electronic Arts Inc	Common Stock	**	180,303
	Endo Health Solutions Inc	Common Stock	**	42,741
	Endurance Specialty Holdings	Common Stock	**	59,456
	Energen Corp	Common Stock	**	128,371
	Energizer Holdings Inc	Common Stock	**	193,552
	Engility Holdings Inc	Common Stock	**	12,326
	Entergy Corp	Common Stock	**	438,536
	EQT Corp	Common Stock	**	301,093
	Equifax Inc	Common Stock	**	24,029
	Equity Lifestyle Properties	Real Estate Inv Trst	**	18,101
	Everest Re Group Ltd	Common Stock	**	229,136
	EXCO Resources Inc	Common Stock	**	31,460
	Exelis Inc	Common Stock	**	79,239
	Expedia Inc	Common Stock	**	77,734
	Expeditors Intl Wash Inc	Common Stock	**	30,177
	Extra Space Storage Inc	Real Estate Inv Trst	**	57,423
	Fairchild Semiconductor Inte	Common Stock	**	70,272
	Federal Realty Invs Trust	Real Estate Inv Trst	**	55,027
	Federated Investors Inc Cl B	Common Stock	**	13,412
	Fidelity National Finl A	Common Stock	**	201,706
	Fidelity National Informatio	Common Stock	**	338,806
	Fifth Third Bancorp	Common Stock	**	542,830
	First Citizens Bcshs Cl A	Common Stock	**	32,046
	First Horizon National Corp	Common Stock	**	96,077
	First Niagara Financial Grp	Common Stock	**	110,489
	First Republic Bank/San Fran	Common Stock	**	131,972
	Fiserv Inc	Common Stock	**	72,075
	Flir Systems Inc	Common Stock	**	24,474
	Flowserve Corp	Common Stock	**	21,139
	Fluor Corp	Common Stock	**	99,447
	Foot Locker Inc	Common Stock	**	149,904
	Forest City Enterprises Cl A	Common Stock	**	91,005
	Forest Laboratories Inc	Common Stock	**	364,008
	Fortune Brands Inc	Common Stock	**	150,045

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Freescale Semiconductor Ltd	Common Stock	**	$1,420
	Frontier Communications Corp	Common Stock	**	163,890
	Fulton Financial Corp	Common Stock	**	73,939
	Gamestop Corp Class A	Common Stock	**	118,851
	Gannett Co	Common Stock	**	167,043
	Gardner Denver Inc	Common Stock	**	134,740
	Garmin Ltd	Common Stock	**	162,749
	Gatx Corp	Common Stock	**	81,231
	General Cable Corp	Common Stock	**	57,323
	General Growth Properties	Real Estate Inv Trst	**	406,786
	Genpact Ltd	Common Stock	**	16,663
	Genworth Financial Inc Cl A	Common Stock	**	145,822
	GrafTech International Ltd	Common Stock	**	40,584
	Great Plains Energy Inc	Common Stock	**	109,329
	Green Mountain Coffee Roast Company	Common Stock	**	32,798
	Greif Inc Cl A	Common Stock	**	54,157
	Guess? Inc	Common Stock	**	55,779
	H+R Block Inc	Common Stock	**	71,327
	Hanover Insurance Group Inc/	Common Stock	**	37,655
	Harman International	Common Stock	**	124,322
	Harris Corp	Common Stock	**	154,616
	Harsco Corp	Common Stock	**	73,790
	Hartford Financial Svcs Grp	Common Stock	**	383,836
	Hasbro Inc	Common Stock	**	15,006
	Hatteras Financial Corp	Real Estate Inv Trst	**	95,146
	Hawaiian Electric Inds	Common Stock	**	95,934
	HCA Holdings Inc	Common Stock	**	69,391
	HCC Insurance Holdings Inc	Common Stock	**	148,654
	HCP Inc REIT	Real Estate Inv Trst	**	738,377
	Health Care Reit Inc	Real Estate Inv Trst	**	616,884
	Health Mgmt Associates Inc	Common Stock	**	95,549
	Health Net Inc	Common Stock	**	77,493
	Helmerich + Payne	Common Stock	**	161,813
	Henry Schein Inc	Common Stock	**	123,345
	Hertz Global Holdings Inc	Common Stock	**	69,554
	Hill Rom Holdings Inc	Common Stock	**	70,737
	Hillshire Brands Co	Common Stock	**	18,882

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	HJ Heinz Co	Common Stock	**	$274,211
	Hollyfrontier Corp	Common Stock	**	373,424
	Hologic Inc	Common Stock	**	203,825
	Home Properties Inc	Real Estate Inv Trst	**	55,118
	HomeAway Inc	Common Stock	**	2,398
	Hormel Foods Corp	Common Stock	**	69,286
	Hospira Inc	Common Stock	**	198,187
	Hospitality Properties Trust	Real Estate Inv Trst	**	114,266
	Host Hotels + Resorts Inc	Real Estate Inv Trst	**	437,428
	Howard Hughes Corp/The	Common Stock	**	76,233
	Hubbell Inc Cl B	Common Stock	**	30,890
	Hudson City Bancorp Inc	Common Stock	**	164,567
	Humana Inc	Common Stock	**	434,771
	Huntington Bancshares Inc	Common Stock	**	212,461
	Huntington Ingalls Industries	Common Stock	**	82,173
	Huntsman Corp	Common Stock	**	120,156
	Hyatt Hotels Corp Cl A	Common Stock	**	69,889
	IAC/InterActiveCorp	Common Stock	**	122,791
	IDEX Corp	Common Stock	**	123,816
	Ingersoll Rand Plc	Common Stock	**	102,203
	Ingram Micro Inc Cl A	Common Stock	**	101,858
	Ingredion Inc	Common Stock	**	151,668
	Integrys Energy Group Inc	Common Stock	**	161,255
	Interactive Brokers Gro Cl A	Common Stock	**	22,613
	International Paper Co	Common Stock	**	677,001
	Interpublic Group of Cos Inc	Common Stock	**	181,037
	Intl Game Technology	Common Stock	**	62,929
	Intrepid Potash Inc	Common Stock	**	22,418
	Invesco Ltd	Common Stock	**	453,966
	Iron Mountain Inc	Common Stock	**	13,507
	Itron Inc	Common Stock	**	71,503
	ITT Corp	Common Stock	**	64,140
	J.C. Penney Co Inc	Common Stock	**	124,153
	Jabil Circuit Inc	Common Stock	**	114,370
	Jacobs Engineering Group Inc	Common Stock	**	211,105
	Janus Capital Group Inc	Common Stock	**	61,557
	Jarden Corp	Common Stock	**	122,736

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JDS Uniphase Corp	Common Stock	**	$123,173
	Jefferies Group Inc	Common Stock	**	104,011
	Jm Smucker Co/The	Common Stock	**	374,885
	Jones Lang Lasalle Inc	Common Stock	**	143,873
	Juniper Networks Inc	Common Stock	**	404,159
	Kansas City Southern	Common Stock	**	77,803
	Kar Auction Services Inc	Common Stock	**	25,098
	KBR Inc	Common Stock	**	175,241
	Kemper Corp	Common Stock	**	55,755
	Kennametal Inc	Common Stock	**	125,840
	KeyCorp	Common Stock	**	316,280
	Kilroy Realty Corp	Real Estate Inv Trst	**	127,378
	Kimco Realty Corp	Real Estate Inv Trst	**	304,812
	Kirby Corp	Common Stock	**	34,597
	KLA Tencor Corporation	Common Stock	**	309,867
	Kohls Corp	Common Stock	**	360,344
	Kronos Worldwide Ince	Common Stock	**	14,879
	L 3 Communications Holdings	Common Stock	**	294,221
	Lam Research Corp	Common Stock	**	165,801
	Lamar Advertising Co A	Common Stock	**	17,476
	Laredo Petroleum Holdings Inc	Common Stock	**	1,271
	Lear Corp	Common Stock	**	184,175
	Legg Mason Inc	Common Stock	**	133,050
	Leggett + Platt Inc	Common Stock	**	149,601
	Lennar Corp A	Common Stock	**	246,676
	Leucadia National Corp	Common Stock	**	138,981
	Level 3 Communications Inc	Common Stock	**	71,803
	Lexmark International Inc A	Common Stock	**	59,088
	Liberty Interactive Corp	Common Stock	**	365,595
	Liberty Property Trust	Real Estate Inv Trst	**	146,192
	Liberty Ventures	Common Stock	**	82,803
	Life Technologies Corp	Common Stock	**	307,879
	Lifepoint Hospitals Inc	Common Stock	**	73,650
	Lincoln National Corp	Common Stock	**	291,427
	LPL Investment Holdings Inc	Common Stock	**	6,054
	M + T Bank Corp	Common Stock	**	483,980
	Macerich Co/The	Real Estate Inv Trst	**	304,559

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Mack Cali Realty Corp	Real Estate Inv Trst	**	$90,602
	Macy S Inc	Common Stock	**	543,666
	Madison Square Garden Co A	Common Stock	**	97,304
	Manitowoc Company Inc	Common Stock	**	18,471
	Manpower Inc	Common Stock	**	134,450
	Marathon Petroleum Corp	Common Stock	**	834,372
	Markel Corp	Common Stock	**	160,799
	Marriott International	Common Stock	**	27,654
	Martin Marietta Materials	Common Stock	**	81,364
	Marvell Technology Group Ltd	Common Stock	**	125,068
	Matson Inc	Common Stock	**	37,278
	Mattel Inc	Common Stock	**	108,615
	Maxim Integrated Products	Common Stock	**	167,756
	MBIA Inc	Common Stock	**	42,641
	McDermott Intl Inc	Common Stock	**	102,563
	MDU Resources Group Inc	Common Stock	**	158,238
	Meadwestvaco Corp	Common Stock	**	211,808
	Mednax Inc	Common Stock	**	152,996
	Mercury General Corp	Common Stock	**	40,801
	Metropcs Communications Inc	Common Stock	**	115,006
	MFA Financial Inc	Real Estate Inv Trst	**	113,548
	MGM Resorts International	Common Stock	**	182,527
	Micron Technology Inc	Common Stock	**	247,694
	Mid America Apartment	Real Estate Inv Trst	**	5,569
	Mohawk Industries Inc	Common Stock	**	203,377
	Molex Inc	Common Stock	**	144,193
	Molson Coors Brewing Co B	Common Stock	**	216,090
	Molycorp Inc	Common Stock	**	17,360
	MRC Global Inc	Common Stock	**	9,140
	Murphy Oil Corp	Common Stock	**	448,888
	Mylan Inc	Common Stock	**	37,016
	Nabors Industries Ltd	Common Stock	**	160,251
	Nasdaq Omx Group/The	Common Stock	**	112,545
	National Fuel Gas Co	Common Stock	**	145,024
	National Retail Properties	Real Estate Inv Trst	**	130,790
	Navistar International Corp	Common Stock	**	59,476
	Netapp Inc	Common Stock	**	156,544

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	New York Community Bancorp	Common Stock	**	$226,800
	Newell Rubbermaid Inc	Common Stock	**	254,568
	Newfield Exploration Co	Common Stock	**	140,970
	Nielsen Holdings NV	Common Stock	**	110,399
	Nii Holdings Inc	Common Stock	**	49,147
	Nisource Inc	Common Stock	**	298,058
	Noble Energy Inc	Common Stock	**	546,547
	Nordson	Common Stock	**	11,046
	Northeast Utilities	Common Stock	**	475,916
	Northern Trust Corp	Common Stock	**	419,689
	NRG Energy Inc	Common Stock	**	287,674
	Nucor Corp	Common Stock	**	531,719
	NV Energy Inc	Common Stock	**	168,902
	NVIDIA Corp	Common Stock	**	299,655
	NVR Inc	Common Stock	**	16,560
	NYSE Euronext	Common Stock	**	315,778
	Oge Energy Corp	Common Stock	**	218,933
	Oil States International Inc	Common Stock	**	22,106
	Old Republic Intl Corp	Common Stock	**	108,918
	Omnicare Inc	Common Stock	**	161,006
	ON Semiconductor Corporation	Common Stock	**	125,370
	Oshkosh Corp	Common Stock	**	103,093
	Owens Corning	Common Stock	**	177,589
	Owens Illinois Inc	Common Stock	**	32,649
	Paccar Inc	Common Stock	**	484,696
	Packaging Corp Of America	Common Stock	**	14,311
	Palo Alto Networks Inc	Common Stock	**	3,158
	Parker Hannifin Corp	Common Stock	**	278,572
	Partnerre Ltd	Common Stock	**	192,774
	Patterson Cos Inc	Common Stock	**	6,367
	Patterson Uti Energy Inc	Common Stock	**	114,668
	Paychex Inc	Common Stock	**	26,376
	Peabody Energy Corp	Common Stock	**	285,685
	Penn National Gaming Inc	Common Stock	**	114,574
	Pentair Inc	Common Stock	**	398,115
	People S United Financial	Common Stock	**	121,130
	Pepco Holdings Inc	Common Stock	**	171,686

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Perkinelmer Inc	Common Stock	**	$142,798
	Piedmont Office Realty Tru A	Real Estate Inv Trst	**	123,119
	Pinnacle West Capital	Common Stock	**	220,030
	Pioneer Natural Resources Co	Common Stock	**	81,755
	Pitney Bowes Inc	Common Stock	**	28,345
	Plains Exploration + Product	Common Stock	**	232,118
	PMC Sierra Inc	Common Stock	**	39,575
	Polycom Inc	Common Stock	**	74,726
	Popular Inc	Common Stock	**	81,871
	Post Properties	Real Estate Inv Trst	**	63,037
	PPL Corporation	Common Stock	**	645,377
	Principal Financial Group	Common Stock	**	333,855
	Proassurance Corp	Common Stock	**	101,509
	Progressive Corp	Common Stock	**	500,935
	Prologis	Real Estate Inv Trst	**	652,806
	Protective Life Corp	Common Stock	**	91,913
	Pulte Group Inc	Common Stock	**	245,251
	PVH Corp	Common Stock	**	22,091
	QEP Resources Inc	Common Stock	**	210,104
	Qiagen N.V.	Common Stock	**	168,650
	Quanta Services Inc	Common Stock	**	224,924
	Quest Diagnostics Inc	Common Stock	**	316,173
	Questar Corp	Common Stock	**	105,637
	Ralcorp Holdings Inc	Common Stock	**	195,347
	Raymond James Financial Inc	Common Stock	**	167,991
	Rayonier Inc	Real Estate Inv Trst	**	49,446
	Realogy Holding Corp	Common Stock	**	54,968
	Realty Income Corp	Real Estate Inv Trst	**	206,157
	Regal Beloit Corp	Common Stock	**	113,880
	Regal Entertainment Group A	Common Stock	**	27,747
	Regency Centers Corp	Real Estate Inv Trst	**	63,047
	Regions Financial Corp	Common Stock	**	390,190
	Reinsurance Group Of America	Common Stock	**	155,690
	Reliance Steel + Aluminum	Common Stock	**	184,127
	Renaissancere Holdings Ltd	Common Stock	**	153,744
	Republic Services Inc	Common Stock	**	344,921
	Retail Properties of America	Real Estate Inv Trst	**	38,112

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Rock Tenn Company	Common Stock	**	$171,140
	Rockwood Holdings Inc	Common Stock	**	93,925
	Rovi Corp	Common Stock	**	54,283
	Rowan Companies Inc	Common Stock	**	153,223
	Royal Caribbean Cruises Ltd	Common Stock	**	201,008
	RPC Inc	Common Stock	**	3,550
	RPM International Inc	Common Stock	**	92,484
	RR Donnelley + Sons Co	Common Stock	**	62,298
	Ryder System Inc	Common Stock	**	96,864
	S+P Midcap 400 Emini Idx Ftrs	Futures Index	**	1,119,910
	Safeway Inc	Common Stock	**	148,284
	SAIC Inc	Common Stock	**	79,738
	Sally Beauty Holdings Inc	Common Stock	**	10,724
	SanDisk Corp	Common Stock	**	411,947
	Sandridge Energy Inc	Common Stock	**	121,672
	Scana Corp	Common Stock	**	210,902
	Scotts Miracle Gro Co Cl A	Common Stock	**	10,308
	Seacor Holdings Inc	Common Stock	**	38,548
	Sealed Air Corp	Common Stock	**	134,214
	Sears Holdings Corp	Common Stock	**	57,490
	Sears Hometown and Outlet	Common Stock	**	10,094
	Sempra Energy	Common Stock	**	664,424
	Senior Housing Prop Trust	Real Estate Inv Trst	**	163,305
	Service Corp International	Common Stock	**	118,435
	Servicenow Inc	Common Stock	**	3,634
	Shaw Group Inc	Common Stock	**	116,898
	Signature Bank	Common Stock	**	113,003
	Signet Jewelers Ltd	Common Stock	**	174,351
	Silicon Laboratories Inc	Common Stock	**	7,275
	Sirona Dental Systems Inc	Common Stock	**	116,157
	Skyworks Solutions Inc	Common Stock	**	15,692
	SL Green Realty Corp	Real Estate Inv Trst	**	270,728
	SLM Corp	Common Stock	**	309,830
	SM Energy Co	Common Stock	**	21,667
	Smithfield Foods Inc	Common Stock	**	117,384
	Snap On Inc	Common Stock	**	145,263
	Sonoco Products Co	Common Stock	**	118,088

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Southwest Airlines Co	Common Stock	**	$249,795
	Southwestern Energy Co	Common Stock	**	295,812
	Spirit Aerosystems Hold Cl A	Common Stock	**	59,633
	Spring Nextel Corp	Common Stock	**	660,827
	SPX Corp	Common Stock	**	95,123
	St Joe Co/The	Common Stock	**	51,145
	St Jude Medical Inc	Common Stock	**	101,879
	Stancorp Financial Group	Common Stock	**	62,449
	Stanley Black + Decker Inc	Common Stock	**	490,865
	Staples Inc	Common Stock	**	304,642
	Starz Liberty Capital	Common Stock	**	457,079
	State Street Bank + Trust Co	Money market fund	**	716,342
	Steel Dynamics Inc	Common Stock	**	93,803
	Stratysys Limited	Common Stock	**	52,578
	Suntrust Banks Inc	Common Stock	**	592,742
	Superior Energy Services Inc	Common Stock	**	127,863
	SVB Financial Group	Common Stock	**	92,574
	Symantech Corp	Common Stock	**	496,490
	Synopsys Inc	Common Stock	**	164,804
	Synovus Financial Corp	Common Stock	**	73,890
	Tahoe Resources Inc	Common Stock	**	43,052
	Taubman Centers Inc	Real Estate Inv Trst	**	124,220
	TCF Financial Corp	Common Stock	**	78,878
	TD Ameritrade Hodling Corp	Common Stock	**	152,164
	Tech Data Corp	Common Stock	**	64,334
	Teco Energy Inc	Common Stock	**	142,628
	Teekay Corp	Common Stock	**	44,940
	Teleflex Inc	Common Stock	**	115,522
	Telephone And Data Systems	Common Stock	**	80,678
	Tenet Healthcare Corp	Common Stock	**	121,146
	Teradyne Inc	Common Stock	**	106,660
	Terex Corp	Common Stock	**	117,584
	Tesoro Corp	Common Stock	**	237,694
	Textron Inc	Common Stock	**	256,899
	TFS Financial Corp	Common Stock	**	29,081
	Thor Industries Inc	Common Stock	**	57,118
	Tidewater Inc	Common Stock	**	90,611

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Tiffany & Co	Common Stock	**	$43,521
	Timken Co	Common Stock	**	148,943
	Toll Brothers Inc	Common Stock	**	178,235
	Torchmark Corp	Common Stock	**	195,416
	Total System Services Inc	Common Stock	**	16,665
	Towers Watson + Co Cl A	Common Stock	**	134,735
	Treasury Bill	Treasury Bill	**	69,995
	Trinity Industries Inc	Common Stock	**	108,929
	Triumph	Common Stock	**	84,825
	Trw Automotive Holdings Corp	Common Stock	**	213,046
	Tyson Foods Inc Cl A	Common Stock	**	216,601
	UDR Inc	Real Estate Inv Trst	**	231,855
	UGI Corp	Common Stock	**	145,069
	Ultra Petroleum Corp	Common Stock	**	108,363
	Unit Corp	Common Stock	**	86,811
	United States Steel Corp	Common Stock	**	135,749
	Universal Health Services	Common Stock	**	159,168
	Unum Group	Common Stock	**	228,978
	URS Corp	Common Stock	**	114,050
	US Cellular Corp	Common Stock	**	18,078
	US Dollar	Currency	**	(161,881)
	UTI Worldwide Inc	Common Stock	**	55,731
	Valero Energy Corp	Common Stock	**	733,102
	Validus Holdings Ltd	Common Stock	**	118,125
	Valley National Bancorp	Common Stock	**	70,243
	VCA Antech Inc	Common Stock	**	73,633
	Vectren Corporation	Common Stock	**	95,697
	Ventas Inc	Real Estate Inv Trst	**	727,129
	Verisk Analytics Class A	Common Stock	**	18,362
	Vertex Pharmaceuticals Inc	Common Stock	**	39,372
	Vishay Intertechnology Inc	Common Stock	**	51,566
	Visteon Corp	Common Stock	**	100,697
	Vornado Realty Trust	Real Estate Inv Trst	**	577,537
	Vulcan Materials Co	Common Stock	**	265,559
	Wabco Holdings Inc	Common Stock	**	11,278
	Walter Energy Inc	Common Stock	**	87,942
	Washington Federal Inc	Common Stock	**	69,234

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Washington Post Class B	Common Stock	**	$59,894
	Waste Connections Inc	Common Stock	**	153,339
	Weingarten Realty Investors	Real Estate Inv Trst	**	128,094
	Wendy S/Arby S Group Inc A	Common Stock	**	50,643
	Wesco International Inc	Common Stock	**	116,114
	Westar Energy Inc	Common Stock	**	140,982
	Western Digital Corp	Common Stock	**	221,670
	Westlake Chemical Corp	Common Stock	**	46,866
	Weyerhaeuser Co	Common Stock	**	394,571
	Whirlpool Corp	Common Stock	**	304,741
	White Mountains Insurance Gp	Common Stock	**	121,025
	Whitewave Foods Co	Common Stock	**	5,330
	Whiting Petroleum Corp	Common Stock	**	170,791
	Wiley (John) & Sons Class A	Common Stock	**	41,422
	Williams Sonoma Inc	Common Stock	**	65,786
	Windstream Corp	Common Stock	**	75,803
	Wisconsin Energy Corp	Common Stock	**	329,402
	Workday Inc Class A	Common Stock	**	11,445
	World Fuel Services Corp	Common Stock	**	79,664
	WPX Energy Inc	Common Stock	**	115,722
	WR Berkley Corp	Common Stock	**	160,508
	WR Grace & Co	Common Stock	**	18,690
	Xcel Energy Inc	Common Stock	**	505,166
	Xerox Corp	Common Stock	**	336,594
	Xl Group Plc	Common Stock	**	302,825
	Xylem Inc	Common Stock	**	176,665
	Zebra Technologies Corp Class A	Common Stock	**	68,936
	Zimmer Holdings Inc	Common Stock	**	410,159
	Zions Bancorporation	Common Stock	**	155,578
	FirstEnergy MidCap Value Index Fund Total			92,239,604

		Total Investments		3,260,536,717

*	Notes Receivable from Participants	Loans Receivable with Repayment Interest of 4.25% to 11.50%	**	56,171,733

				$3,316,708,450

* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2012
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Single Transaction
	BlackRock Russell 1000 Growth Fund	$173,715,249	N/A	N/A	—	$173,715,249	$173,715,249	N/A

* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 21, 2013

By	/s/ Mary Beth Schutter
Mary Beth Schutter
Chairperson
Savings Plan Committee